05035584

AHd 3-22-2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45056

SEC MAIL RECEIVED PROCESSING MAR - 1 2005 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Banorte Securities International, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 36th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin Garcia (212) 484-5231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York, New York (City) (State) 10017 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

3/23/05 S.S

OATH OR AFFIRMATION

I, Edwin Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte Securities International, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

ANDY HUI
Notary Public, State of New York
No. 31-4990413
Qualified in New York County
Certificate filed in Kings County
Commission Expires Dec. 30, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banorte Securities International, Ltd.

(An indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Statement of Financial Condition
December 31, 2004

Banorte Securities International, Ltd.
(An indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of Banorte Securities International, Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd. (an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.), at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Banorte Securities International, Ltd.
(An indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 919,419
Securities owned, at market value ($5,699,000 held at clearing broker)	5,821,637
Due from clearing brokers	226,893
Accounts receivable	445,297
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $425,480)	824,897
Prepaid expense	411,446
Total assets	$ 8,649,589
Liabilities and Stockholder's Equity	
Securities sold, short	597,562
Accrued compensation	289,470
Accounts payable and accrued expenses	179,494
Income tax payable	859,558
Deferred tax liability	58,897
Total liabilities	1,984,981
Stockholder's equity	
Common stock (no par value, 200 shares authorized, 50 shares issued and outstanding)	500
Additional paid-in capital	5,675,474
Accumulated surplus	988,634
Total stockholder's equity	6,664,608
Total liabilities and stockholder's equity	$ 8,649,589

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Banorte Securities International, Ltd. (the "Company"), an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is a registered broker-dealer and introducing futures broker.

All domestic securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

At December 31, 2004, securities owned consisted of $1,209,902 of corporate bonds, $1,301,581 of money market funds, $370,474 of mutual funds, $2,817,043 of common stocks and $122,637 of certificate of deposits. The certificate of deposit is used as collateral for a letter of credit in support of the lease agreement. At December 31, 2004 securities sold short consisted of $324,863 of corporate bonds, $209,629 of US Treasury notes and $63,070 of common stocks. Securities owned and securities sold but not yet purchased are carried at fair value.

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value or at management's estimated fair value. Net realized and unrealized gains and losses are reflected in trading gain on investment securities in the statement of operations.

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from those amounts.

At December 31, 2004, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Under SFAS 140, securities which are held at a clearing broker can be sold or rehypothecated by the holder. At December 31, 2004, $5,699,000 of the Company's securities are deposited with a clearing broker and are available for hypothecation. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed

through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

2. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("the Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $4,048,719 which was $3,948,719 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.34 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

The Company does not carry customer regulated commodity accounts, foreign futures accounts, or foreign options accounts. All customer transactions are cleared on a fully disclosed basis through a clearing broker.

3. Concentration of Credit Risk

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. Furniture, Equipment, Software and Leasehold Improvements

Details of furniture, equipment, software and leasehold improvements are as follows:

Equipments	$ 301,817
Furniture and fixture	262,226
Leasehold improvements	503,716
Software cost	182,618
	1,250,377
Less - accumulated depreciation	(425,480)
	$ 824,897

5. Commitments and Contingencies

The Company leases various office space under lease agreements. Future minimum annual rental commitments, at December 31, 2004 are:

2005	$ 429,000
2006	429,000
2007	429,000
2008	429,000
2009 and more	2,205,500
	$ 3,921,500

The leases are subject to certain escalation clauses

6. Income Taxes

The provision for income taxes for the period ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$ 360,304	$ 240,930	$ 601,234
State and local	205,922	144,937	350,859
Total	$ 566,226	$ 385,867	$ 952,093

The effective rate differs from the statutory rate primarily due to the effects of state and local taxes. At December 31, 2004, the Company had a deferred tax liability of $58,897.